UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SOS Limited furnishes under the cover of Form 6-K the following:

Exhibits

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of SOS Limited to be held on May 1, 2023 (the “2023 AGM”)
99.2	Form of Proxy for the 2023 AGM
99.3	Depositary’s Notice of 2023 AGM
99.4	Voting Instructions of American Depositary Shares for the 2023 AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2023	SOS Limited

	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer

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